Securities and Exchange Commission, Washington, D.C. 20549

                                  Schedule 13D
                   Under the Securities Exchange Act of 1934

                                Extensions, Inc.
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   30225Y 101
                                   ----------
                                 (CUSIP Number)

           Extensions, Inc., 770 South Post Oak Dr, Houston, TX 77056
           ----------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 19, 2008
                               -----------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30225Y 101                                           Page 2 of 6 Pages
--------------------                                           -----------------

(1) Names of reporting persons:                                  CSR Trust
-------------------------------------------------------  -----------------
(2) Check the appropriate box if a member of a group     (a)             X
-------------------------------------------------------  -----------------
(see instructions)                                       (b)
-------------------------------------------------------  -----------------
(3) SEC use only
-------------------------------------------------------  -----------------
(4) Source of funds (see instructions)                                  WC
-------------------------------------------------------  -----------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e)
-------------------------------------------------------  -----------------
(6) Citizenship or place of organization                     United States
-------------------------------------------------------  -----------------
Number of shares beneficially owned by each
reporting person with:
-------------------------------------------------------  -----------------
    (7) Sole voting power                                152,000,000 Common
                                                         1,000,000 Preferred A
-------------------------------------------------------  -----------------
    (8) Shared voting power                                             0
-------------------------------------------------------  -----------------
    (9) Sole dispositive power                           152,000,000 Common
                                                         1,000,000 Preferred A
-------------------------------------------------------  -----------------
    (10) Shared dispositive power                                       0
-------------------------------------------------------  -----------------
(11) Aggregate amount beneficially owned by              152,000,000 Common
each reporting person                                    1,000,000 Preferred A
-------------------------------------------------------  -----------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions)
-------------------------------------------------------  -----------------
(13) Percent of class represented by amount in Row (11)       17.1% Common
                                                           50% Preferred A
-------------------------------------------------------  -----------------
(14) Type of reporting person (see instructions)                        OO
-------------------------------------------------------  -----------------

CUSIP No. 30225Y 101                                           Page 3 of 6 Pages
--------------------                                           -----------------

(1) Names of reporting persons:                                  CMR Trust
-------------------------------------------------------  -----------------
(2) Check the appropriate box if a member of a group     (a)             X
-------------------------------------------------------  -----------------
(see instructions)                                       (b)
-------------------------------------------------------  -----------------
(3) SEC use only
-------------------------------------------------------  -----------------
(4) Source of funds (see instructions)                                  WC
-------------------------------------------------------  -----------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e)
-------------------------------------------------------  -----------------
(6) Citizenship or place of organization                     United States
-------------------------------------------------------  -----------------
Number of shares beneficially owned by each
reporting person with:
-------------------------------------------------------  -----------------
    (7) Sole voting power                                152,000,000 Common
                                                         1,000,000 Preferred A
-------------------------------------------------------  -----------------
    (8) Shared voting power                                             0
-------------------------------------------------------  -----------------
    (9) Sole dispositive power                           152,000,000 Common
                                                         1,000,000 Preferred A
-------------------------------------------------------  -----------------
    (10) Shared dispositive power                                       0
-------------------------------------------------------  -----------------
(11) Aggregate amount beneficially owned by              152,000,000 Common
each reporting person                                    1,000,000 Preferred A
-------------------------------------------------------  -----------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions)
-------------------------------------------------------  -----------------
(13) Percent of class represented by amount in Row (11)       17.1% Common
                                                           50% Preferred A
-------------------------------------------------------  -----------------
(14) Type of reporting person (see instructions)                        OO
-------------------------------------------------------  -----------------

CUSIP No. 30225Y 101                                           Page 4 of 6 Pages
--------------------                                           -----------------

(1) Names of reporting persons:                              Mary Reynolds
-------------------------------------------------------  -----------------
(2) Check the appropriate box if a member of a group     (a)             X
-------------------------------------------------------  -----------------
(see instructions)                                       (b)
-------------------------------------------------------  -----------------
(3) SEC use only
-------------------------------------------------------  -----------------
(4) Source of funds (see instructions)                                  WC
-------------------------------------------------------  -----------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e)
-------------------------------------------------------  -----------------
(6) Citizenship or place of organization                     United States
-------------------------------------------------------  -----------------
Number of shares beneficially owned by each
reporting person with:
-------------------------------------------------------  -----------------
    (7) Sole voting power                                304,000,000 Common
                                                         2,000,000 Preferred A
-------------------------------------------------------  -----------------
    (8) Shared voting power                                             0
-------------------------------------------------------  -----------------
    (9) Sole dispositive power                           304,000,000 Common
                                                         2,000,000 Preferred A
-------------------------------------------------------  -----------------
    (10) Shared dispositive power                                       0
-------------------------------------------------------  -----------------
(11) Aggregate amount beneficially owned by
each reporting person                                    304,000,000 Common
                                                         2,000,000 Preferred A
-------------------------------------------------------  -----------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions)
-------------------------------------------------------  -----------------
(13) Percent of class represented by amount in Row (11)       34.2% Common
                                                          100% Preferred A
-------------------------------------------------------  -----------------
(14) Type of reporting person (see instructions)                        IN
-------------------------------------------------------  -----------------

CUSIP No. 30225Y 101                                           Page 5 of 6 Pages
--------------------                                           -----------------

Item 1. Security and Issuer.

     This Schedule 13D relates to the acquisition of shares of Common Stock and shares of Preferred A Stock (the "Shares") of Extensions, Inc., whose principal executive offices are located at:

     770 South Post Oak Ln
     Suite 330
     Houston, TX 77056

Item 2. Identity and Background.

     CSR Trust is an irrevocable trust established in the United States whose business address is c/o Cutler Law Group, 3206 W. Wimbledon, Augusta, GA 30909. Mary Reynolds is its trustee. CMR Trust is an irrevocable trust established in the United States whose business address is c/o Cutler Law Group, 3206 W. Wimbledon, Augusta, GA 30909. Mary Reynolds is its trustee. During the last five years, CSR Trust, CMR Trust and their affiliates have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or that found any violation with respect to such laws.

     Mary Reynolds is a United States citizen whose business address is c/o Cutler Law Group, 3206 W. Wimbledon, Augusta, GA 30909. Her principal occupation is as a private investor. During the last five years, she has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or that found any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Persons acquired the Shares in consideration for cash paid out of the working capital of each of the trusts.

Item 4. Purpose of Transaction.

     The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons do not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Persons may decide to acquire additional shares of

CUSIP No. 30225Y 101                                           Page 6 of 6 Pages
--------------------                                           -----------------

Common Stock in the open market or through a private transaction, or to sell any or all shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

     The Reporting Person beneficially owns the amount and type of shares first reported in Part II of the Cover Page hereto, hereby incorporated by this reference into this Item 5. The Reporting person has sole voting and disposition rights to all shares reported. During the past sixty days, no transactions in the class of securities reported were effected by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.


Item 7. Material to be Filed as Exhibits.

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 8, 2009

\s\Mary Reynolds
----------------
Mary Reynolds

CSR TRUST


By: \s\Mary Reynolds
    ----------------
Mary Reynolds, Trustee

CMR TRUST


By: \s\Mary Reynolds
    ----------------
Mary Reynolds, Trustee